Announcement to the Market

Disclosure of results for the second quarter and first half of 2013, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the first half of 2013 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Jun/30/2013			Dec/31/2012
Total Assets	1,057,681	(88,612)	969,069	1,014,425	(57,271)	957,154
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	537,242	(28,608)	508,634	536,497	(20,862)	515,635
Loan Operations	379,213	626	379,839	366,285	699	366,984
(-) Allowance for Loan Losses4	(26,399)	2,237	(24,162)	(27,745)	2,032	(25,713)
Other Financial Assets5	96,929	(50,208)	46,721	75,852	(31,360)	44,492
Tax Assets6	42,563	(9,574)	32,989	40,215	(7,803)	32,412
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	28,133	(3,085)	25,048	23,321	23	23,344

Current Liabilities and Long Term Liabilities	980,104	(89,704)	890,400	939,302	(58,146)	881,156
Deposits	245,031	-	245,031	243,203	-	243,200
Deposits Received Under Securities Repurchase Agreements3	289,269	(28,819)	260,450	288,818	(21,413)	267,405
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	187,724	979	188,703	179,772	1,040	180,812
Other Financial Liabilities5	101,054	(49,851)	51,203	81,213	(30,958)	50,255
Reserves for Insurance, Private Pension and Capitalization	97,447	-	97,447	93,210	-	93,210
Provisions and Other Liabilities	47,881	(3,759)	44,122	39,307	(142)	39,165
Tax Liabilities6	11,698	(8,254)	3,444	13,782	(6,673)	7,109

Total Stockholders’ Equity	77,577	1,092	78,669	75,123	875	75,998
Non-controlling interests	1,796	(863)	933	903	(807)	96
Controlling Stockholders’ Equity7	75,781	1,955	77,736	74,220	1,682	75,902

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation	R$million
Adjustments	Equity	Result
	Jun/30/13	2nd Q/13	1st Q/13	2nd Q/12	1st H/13	1st H/12
BRGAAP - Values Attributable to Controlling Stockholders	75,781	3,583	3,472	3,304	7,055	6,730
(a) Allowance for Loan Losses	2,190	109	133	(23)	242	(55)
(b) Recognition of deferred tax assets	-	-	-	(123)	-	(265)
(c) Adjustment to market value of shares and quotas	454	-	-	2	-	(4)
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	820	(6)	(6)	(9)	(12)	(18)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	7	(74)	(54)	(67)	(25)
(f) Effective interest rate	(381)	52	62	65	114	101
(g) Other adjustments	183	86	(16)	(28)	70	(54)
Income tax and social contribution on Net Income	(1,311)	(83)	(90)	(13)	(173)	(3)
IFRS - Values Attributable to Controlling Stockholders	77,736	3,748	3,482	3,121	7,230	6,407
IFRS - Values Attributable to Minority Stockholders	933	19	8	207	27	401
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	78,669	3,767	3,490	3,328	7,257	6,808

Differences between IFRS and BRGAAP Financial Statements
(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used8.
(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements no longer exists in the 1Q13.
(c) On IFRS (IAS 39 and 32),stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e) On the IFRS (IAS 21), exchange rate variations of subsidiaries and nonconsolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.
(f) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(g) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements for the first half of 2013.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

R$ million
Recurring Result	2nd Q/13			1st H/13
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	3,583	3,748	165	7,055	7,230	175
Exclusion of the Non-Recurring Events	39	39	-	79	79	-
Provisions	39	39	-	79	79	-
Provision for Contingencies-Economic Plans	39	39	-	79	79	-
Recurring Result - Attributable to Controlling Stockholders	3,622	3,787	165	7,134	7,309	175

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, July 30, 2013.

Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.